Exhibit 99.7

THIS AGREEMENT OF PURCHASE AND SALE made as of the 28th day of June, 2006.

BETWEEN:
DOMGROUP LTD.
(hereinafter referred to as the "Vendor")

OF THE FIRST PART,

– and –

LANTERRA REALTY INC.
(hereinafter referred to as the "Purchaser")

OF THE SECOND PART.

WHEREAS the Vendor has agreed to sell, transfer and assign the Subject Assets to the Purchaser and the Purchaser has agreed to purchase and acquire the Subject Assets from the Vendor on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and the sum of Ten ($10.00) Dollars paid by each of the Vendor and the Purchaser to the other and for good and other valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

The terms defined in this Section 1.1 shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

"Additional Deposit" has the meaning ascribed thereto in Subsection 3.1(b);

"Adjustments" means the adjustments to the Purchase Price provided for and determined pursuant to Section 3.3;

"affiliate" has the meaning ascribed thereto in the Canada Business Corporations Act;

"Agreement" means this Agreement of Purchase and Sale and the Schedules attached hereto, as amended from time to time;

"Applicable Laws" means all statutes, laws, by-laws, regulations, ordinances and orders of Governmental Authorities;

"Approved Contracts" means Contracts created after the date hereof without contravening Section 7.3;

"Approved Leases" means Leases created after the date hereof without contravening Section 7.3;

"Article", "Section" and "Subsection" mean and refer to the specified article, section and subsection of this Agreement;

"Assignment and Assumption of Contracts" means an assignment and assumption of the Vendor's interest in all Contracts in force at the Closing, such document to be in the form attached hereto as Schedule C;

"Assignment and Assumption of Leases" means an assignment and assumption of the Vendor's interest in all Leases in force at the Closing, such document to be in the form attached hereto as Schedule D;

"Assignment and Assumption of Permitted Encumbrances" means an assumption in favour of the Vendor by the Purchaser of (and full indemnification by the Purchaser of the Vendor from all Claims which arise or accrue during, or relate to, the period after the Closing Date in respect of) all Permitted Encumbrances, such document to be in the form attached hereto as Schedule E;

"Balance" has the meaning ascribed thereto in Subsection 3.2(c);

"Bill of Sale" means a bill of sale for the Chattels in the form attached hereto as Schedule F;

"Buildings" means, collectively, all buildings, structures and fixed improvements located on, in or under the Lands, and improvements and fixtures contained in or on such buildings and structures used in the operation of the Buildings, but excluding (i) improvements and fixtures not owned by the Vendor and (ii) those used by any Tenant in carrying on its business and those improvements and fixtures, which, in each case, are removable by any Tenant pursuant to its Lease, and "Building" means any one of the Buildings;

"Business Day" means any day other than a Saturday, Sunday or a statutory holiday in Toronto;

"Certificate re: Lease" has the meaning ascribed thereto in Section 2.3;

"Chattels" means the equipment, inventory, supplies and other chattels located in the Buildings or elsewhere which are owned by the Vendor or leased by the Vendor as lessee and used exclusively in the maintenance, repair, management and operation of the Property;

"Claiming Party" has the meaning ascribed thereto in Subsection 6.3(b)(ii) of this Agreement;

"Claims" means all past, present and future claims, suits, proceedings, liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, fines, disbursements, legal fees on a solicitor and client basis, interest, demands and actions of any nature or any kind whatsoever;

"Closing" means the closing of this Agreement, including without limitation the payment of the Purchase Price and the delivery of the Closing Documents;

"Closing Date" means, subject to Section 4.1, the day which is [forty-five (45)] days after the Due Diligence Date, or if such day is not a Business Day then the first Business Day thereafter;

"Closing Documents" means the agreements, instruments and other deliveries to be delivered to the Purchaser or the Purchaser's Solicitors pursuant to Section 5.2 and the agreements, instruments and other deliveries to be delivered to the Vendor or the Vendor's Solicitors pursuant to Section 5.3;

"Confidentiality Agreement" means the agreement between the Vendor and the Purchaser, made as of May 12, 2006, relating to confidentiality and other related matters, as amended or supplemented;

"Confidential Information" means all information with respect to the Subject Assets, the Property or the Vendor furnished to the Purchaser or its Representatives by the Vendor or the Vendor's Representatives plus all information with respect to the Purchaser, or the Purchaser's principals or affiliates furnished to the Vendor or its Representatives by the Purchaser or its Representatives in connection with the Transaction, in each case whether furnished before or after the Execution Date, whether oral or written, and regardless of the manner in which it is furnished, and includes, without limiting the generality of the foregoing, all notes, analyses, compilations, studies, interpretations or other documents which contain, reflect or are based upon, in whole or in part, such information;

"Contracts" means any and all contracts and agreements (other than policies of insurance) relating to the Property to which the Vendor is a party or by which the Vendor or the Property is bound, in its capacity as owner of the Subject Assets, in respect of the ownership, development, maintenance, operation, cleaning, security, fire protection or servicing of the Property and all contracts and agreements relating to any equipment or other assets leased by the Vendor and located on or in the Property;

"Deposit" has the meaning ascribed thereto in Section 3.1;

"Disclosed to the Purchaser" means written information which:

(a)	is Previously Disclosed Information; or

(b)	is made available for the Purchaser's review pursuant to Sections 2.2 and/or 2.8 hereof; or

(c)	is otherwise communicated in writing by the Vendor or its advisors or Representatives to the Purchaser;

"Due Diligence" has the meaning ascribed thereto in Subsection 2.5(a);

"Due Diligence Date" means the date which is sixty (60) days after the Board Approval Date;

"Encumbrances" means, in the case of any given Subject Assets, all mortgages, pledges, charges, liens, debentures, trust deeds, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such Subject Assets or any part thereof or interest therein, and any agreements, leases, options, easements, servitudes, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) against title to the Subject Assets or any part thereof or interest therein;

"Encumbrances to be Discharged" means any Encumbrances, other than Permitted Encumbrances, registered against any Subject Assets or entered into or consented to by the Vendor after the date hereof;

"Execution Date" means the date upon which this Agreement is executed and delivered by each of the parties hereto;

"Existing Contracts" means all Contracts in existence as of the date hereof;

"Existing Leases" means all Leases in existence as of the date hereof;

"Final Adjustment Date" has the meaning ascribed thereto in Subsection 3.3(b);

"Governmental Authority" means any government, regulatory authority, government department, agency, commission, board, tribunal or court having jurisdiction on behalf of any nation, province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

"GST Undertaking and Indemnity" means the GST undertaking and indemnity attached as Schedule G hereto;

"Initial Deposit" has the meaning ascribed thereto in Subsection 3.1(a);

"ITA" means the Income Tax Act (Canada), as amended;

"Lands" means the lands and premises described in Schedule A attached hereto;

"Leases" means all agreements to lease, leases, renewals of leases and other rights (including licences) granted by or on behalf of the Vendor or its predecessors in title as owner or ground lessee of the Property which entitle any Person to possess or occupy any space within the Property, together with all security, guarantees and indemnities relating thereto, in each case as amended, renewed or otherwise varied to the date hereof; and "Lease" means any one of the Leases;

"Lender Representatives" has the meaning ascribed thereto in Subsection 2.6(a);

"Non-Assignable Rights" has the meaning ascribed thereto in Section 7.4;

"Permitted Encumbrances" means, with respect to the Property or the Subject Assets:

(a)
those Encumbrances which, or notice of which, are registered against the title to the Property, the Subject Assets or the Vendor at 5:00 p.m. on the date of this Agreement, other than registrations under the Personal Property Security Act (Ontario) that do not relate to any of the leased Included Chattels pursuant to any of the Contracts;

(b)	all those Encumbrances described on Schedule B; and

(c)
all other Encumbrances which, or notice of which, are registered against the title to the relevant Subject Assets after 5:00 p.m. on the date of this Agreement and all unregistered Encumbrances in respect of the Subject Assets entered into by the Vendor after such time, in each case as approved by the Purchaser, acting reasonably;

"Person" means an individual, partnership, corporation, trust, unincorporated organization, government, or any department or agency thereof, and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

"Post Closing Adjustments" has the meaning ascribed thereto in Subsection 3.3(b);

"Previously Disclosed Information" means: (i) issues, matters and/or information set out in or revealed by or in written documentation previously disclosed or made available to the Purchaser and/or its Representatives prior to the date of this Agreement in contemplation of the transactions contemplated hereby; (ii) issues, matters and/or information set out in this Agreement; and/or (iii) issues, matters and/or information which a sophisticated purchaser could reasonably be expected to have ascertained or derived from the issues, matters and/or information disclosed or made available pursuant to (i) and/or (ii) above;

“Prime Rate” means the annual rate of interest announced in Canada from time to time by the Bank of Montreal as its prime rate then in effect in Toronto with respect to Canadian dollar commercial loans made in Canada to its Canadian commercial borrowers;

"Property" means, collectively, the Lands and the Buildings;

"Property Conditions" has the meaning ascribed thereto in Subsection 6.4(b);

"Purchase Price" means CDN $19,600,000.00;

"Purchaser's Solicitors" means Minden Gross Grafstein & Greenstein LLP or such other firm or firms of solicitors as are appointed by the Purchaser from time to time and notice of which is provided to the Vendor;

"Rechargeable Sum Estimates" and "Rechargeable Sums" have the meanings ascribed thereto in Subsection 3.3(c);

"Responding Party" has the meaning ascribed thereto in Subsection 6.3(b) hereof;

"Representatives" has the meaning ascribed thereto in Subsection 2.6(a);

"Satisfaction Notice" has the meaning ascribed thereto in Subsection 2.5(b);

"Subject Assets" means all of the Vendor's right, title and interest in and to:

(a)           the Property;

(b)           the Existing Leases and any Approved Leases;

(c)           the Existing Contracts and any Approved Contracts; and

(d)           the Chattels.

"Substantial Damage" has the meaning ascribed thereto in Subsection 7.2(a);

"Survival Period" has the meaning ascribed thereto in Subsection 6.3(a);

"Tenant Estoppels" has the meaning ascribed thereto in Section 2.3;

"Tenants" means Persons having a right to possess or occupy space in the Property now or hereafter pursuant to an Existing Lease or an Approved Lease;

"Third Party Claim" has the meaning ascribed thereto in Subsection 6.6(a) hereof;

"Transaction" means the purchase and sale of the Subject Assets provided for in this Agreement;

"Unsatisfied Condition" has the meaning ascribed thereto in Section 4.3;

"Vendor's Solicitors" means Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors as are appointed by the Vendor from time to time and notice of which is provided to the Purchaser; and

"VTB Mortgage" has the meaning ascribed thereto in Subsection 3.2(b).

ARTICLE 2

AGREEMENT OF PURCHASE AND SALE

2.1	Agreement of Purchase and Sale/Allocation of Purchase Price

The Vendor hereby agrees to sell, transfer and assign the Subject Assets to the Purchaser, free and clear of all Encumbrances, other than Permitted Encumbrances, and the Purchaser hereby agrees to purchase and acquire the Subject Assets from the Vendor for the Purchase Price, on and subject to the terms and conditions of this Agreement.

2.2	Initial Deliveries by Vendor

To the extent available and in the possession or control of the Vendor, the Vendor will make available to the Purchaser for the Purchaser's review copies of the following within five (5) days after execution hereof and after such date at the Purchaser’s written request:

(a)	existing surveys or certificates of location for the Property, if any;

(b)	the current rent rolls for the Property and copies of all Existing Leases;

(c)	all Existing Contracts;

(d)	written soil tests, engineering reports, structural reports and environmental reports, if any, pertaining to the Property prepared by independent third parties for the Vendor;

(e)	all outstanding written directives or work orders, if any, issued by any Governmental Authority pertaining to the Property;

(f)
realty tax bills with respect to the Property for the two most recent tax years, and the most current tax assessment together with all assessment appeals, if any, and material filed in support thereof; and

(g)	such other documents, plans, reports, bills, statements and other information relating to Subject Assets as the Purchaser may reasonably require.

The Vendor will execute and deliver to the Purchaser within three (3) Business Days after receipt of a written request from the Purchaser, authorizations to Governmental

Authorities necessary to permit the Purchaser to obtain information from their files, provided each such authorization expressly states that there shall not be any inspections by a Governmental Authority with respect to the Property and none is authorized or requested and such authorization must otherwise be satisfactory to the Vendor, acting reasonably.  The Purchaser shall not request any Governmental Authority to inspect any of the Property.

2.3	Tenant Estoppels

If requested by the Purchaser, the Vendor shall use reasonable commercial efforts to obtain and deliver to the Purchaser at least five (5) days prior to the Due Diligence Date, estoppel certificates ("Tenant Estoppels") from all Tenants (other than from Heritage Fine Clothing Manufacturers Ltd.), which Tenant Estoppels shall be dated no earlier than May 15, 2006.  The failure to obtain such Tenant Estoppels shall not constitute a default on the part of the Vendor nor shall such failure entitle the Purchaser to terminate this Agreement or to any other right or remedy whatsoever.  The Vendor shall not be required to spend any monies to obtain such Tenant Estoppels, other than its own costs of preparing and distributing the forms.  The Vendor shall provide the Purchaser with a copy of the Tenant Estoppels, if any, forthwith after they are received.  To the extent Tenant Estoppels shall not be forthcoming from any particular Tenant (other than from Heritage Fine Clothing Manufacturers Ltd.), the Vendor shall deliver a certificate (a "Certificate re: Lease") from a senior officer of the Vendor, without personal liability, certifying that matters which otherwise would have been the subject of the Tenant Estoppel for such Tenant. In the event that, at any time before or after Closing, the Vendor provides the Purchaser with a Tenant Estoppel for any Lease in respect of which the Vendor has given a Certificate re: Lease and such Tenant Estoppel contains information consistent in all material respects with that set out in the Certificate re: Lease in respect of such Lease then the Certificate re: Lease shall cease to be of any force and effect in respect of such Lease; and this provision for substitution survives Closing.

2.4	Access to Property

(a)           Subject to the Purchaser complying with each of its obligations herein and the rights of the Tenants under the Leases, from and after the Execution Date to and including the Due Diligence Date, the Purchaser and its agents, consultants and employees have had and shall continue to have access to the Property during the Vendor's normal business hours upon reasonable notice to the Vendor, at the Purchaser's sole risk and expense, for the purpose of inspecting the Property, including without limitation performing physical and structural inspections, soil tests and environmental audits.  Such inspections, tests and audits shall be conducted in a manner that minimizes interference with the use of the Property and does not contravene any Leases or unreasonably interfere with any Tenants.  The Purchaser and its agents, consultants and employees shall not have any communications with Tenants or their employees.  The Vendor shall have the right to accompany the Purchaser and its agents, consultants and employees on any inspections and shall have the right, acting reasonably, to approve, or to refuse approval for, invasive or intrusive inspections, tests and audits, if any are proposed by the Purchaser, prior to such inspections, tests and audits being undertaken.  No such inspections, tests or audits shall occur unless the Purchaser has given the Vendor at least one complete Business Day’s prior written notice and complies with the foregoing requirements;

(b)           The Purchaser shall repair any damage caused by inspections, tests and audits performed by the Purchaser or its agents, consultants or employees and fully indemnify the Vendor from all costs of repairing any damage caused by such inspections, tests or audits and all Claims relating to any such inspections, tests and audits and from all Claims incurred by the Vendor as a result thereof.  This indemnity shall survive termination of this Agreement regardless of the cause of such termination.

2.5	Purchaser's Investigations

(a)           On or before 5:00 p.m. on the Due Diligence Date, the Purchaser shall conduct (subject to compliance with other relevant provisions of this Agreement) all investigations, inspections, reviews, tests and audits relating to the Subject Assets and the Property (including, without limitation, title to the Subject Assets and the Property and compliance with Applicable Laws) and the transactions provided for herein (collectively referred to herein as the "Due Diligence") which the Purchaser deems necessary or desirable.

(b)           The Purchaser shall be entitled, on or before 5:00 p.m. on the Due Diligence Date, in its sole and absolute discretion, to determine whether it is satisfied with the results of its Due Diligence.  The Purchaser shall be deemed to not be satisfied with the result of its Due Diligence unless it delivers to the Vendor on or before 5:00 p.m. on the Due Diligence Date a written notice in the form attached hereto (with the relevant details inserted therein) as Schedule H (the "Satisfaction Notice") stating that it is satisfied with the results of its Due Diligence including, without limiting the generality of the foregoing, the contents of the Tenant Estoppels.  If the Purchaser fails to give the Vendor a Satisfaction Notice by such time, then this Agreement shall terminate automatically at such time and, upon such termination, the Purchaser and Vendor shall be released from all obligations under this Agreement (except for those obligations which are expressly stated to survive the termination of this Agreement) and the Deposit and all interest earned on it shall be returned to the Purchaser.

(c)           If the Purchaser does deliver the Satisfaction Notice to the Vendor by such time, notwithstanding any other provisions of this Agreement (including, without limitation, Section 2.1), the Purchaser shall be deemed to have irrevocably waived its right to raise any objection to, or to have or make any Claim regarding, any circumstance, defect, matter or issue in respect of the Subject Assets or the Property, or any other aspect thereof of any nature whatsoever (including, without limitation, any objection or Claim relating to the Vendor's title to the Subject Assets or any matter relating to title to the Property or the existence of any Encumbrances (other than Encumbrances to be Discharged), as such title and Encumbrances exist on the Due Diligence Date, any non-compliance with Applicable Laws, or any Contract, Encumbrance or other instrument) unless the foregoing first arose or was created after the Due Diligence Date and then only to the extent otherwise permitted pursuant to this Agreement.  Without limiting the generality of the foregoing, the Purchaser also agrees that it shall not have the right to seek an abatement to the Purchase Price or any other remedy by virtue of any matters Disclosed to the

Purchaser prior to the Due Diligence Date or as a result of any circumstance, defect, matter or issue in respect of the Subject Assets or the Property in respect of the Subject Assets or the Property, or any other aspect thereof of any nature whatsoever, in existence at the Due Diligence Date.  Notwithstanding the foregoing, however, if the Closing does take place the foregoing does not derogate from the Purchaser's rights in the event of any breach of a representation or warranty made in this Agreement by the Vendor, except as is otherwise provided in the last sentence of Section 2.8.

2.6	Confidentiality

(a)           The Vendor and Purchaser agree that each party:

(i)	shall keep all provisions of this Agreement confidential and shall not disclose any of its provisions to any Person; and

(ii)	shall keep confidential all Confidential Information and shall not disclose any Confidential Information to any Person,

except as required by Applicable Laws or as permitted pursuant to Subsection 2.6(b) hereof and except (A) to those trustees, directors, officers, employees and advisors of each of the parties who are participating in the Transaction or are otherwise specifically in writing approved by the other party (all such Persons being referred to as "Representatives"), and (B) to the officers, employees and solicitors of any lender to the Purchaser (all such Persons being referred to as "Lender Representatives") in connection with any financing to be undertaken by the Purchaser in connection with the Subject Assets.  The Vendor and the Purchaser shall cause all Representatives, and the Purchaser shall cause all Lender Representatives, who, in each case, receive any information of the nature referred to above to comply with the requirements of this Section 2.6.

(b)           Neither the Vendor nor the Purchaser shall issue any press release or other public announcement or release information with respect to this Agreement to the press or the public unless the same has been mutually approved by the Vendor Parties and the Purchaser or such disclosure is in the good faith opinion of the Purchaser or the Vendor, as the case may be, required in order to comply with any Applicable Laws, with any agreement between any affiliate of the Vendor and any inspector in respect of Hollinger Inc. appointed under the Canada Business Corporations Act, or the rules, orders or regulations of any stock exchange or to satisfy the obligations of the Vendor under Permitted Encumbrances, and then only after prior consultation with the other party hereto, if possible.

(c)           It is agreed that if this Agreement is terminated for any reason, each party shall promptly return, or cause to be returned, to the other party all written Confidential Information in the possession or control of the other party or any other Person to whom Confidential Information has been provided and shall destroy, or cause to be destroyed, any Confidential Information stored in or on any computer memory, disk, tape or other contrivance whatsoever in the possession or control of the other party or any other Person to whom the other party has provided Confidential Information.  On request of a party, the other party shall certify that it has complied with its obligation under this Section.

(d)           The provisions of this Section are supplementary to the provisions of the Confidentiality Agreement and do not in any way derogate from the obligations of the Purchaser pursuant to the Confidentiality Agreement.  In the case of any conflict between the provisions of this Section and the provisions of the Confidentiality Agreement, the latter shall prevail.

(e)           The provisions of this Section 2.6 shall survive the Closing or any termination of this Agreement, regardless of the cause of such termination.

2.7	Settlement of Documents

The parties shall proceed diligently and in good faith to attempt to agree, on or before the Due Diligence Date, upon the contents of all Closing Documents to be executed and delivered by the Vendor and the Purchaser; provided that in the case of any Closing Documents to be executed and delivered in the form set out in a schedule to this Agreement, such form shall not be subject to further negotiations and the Vendor shall provide all details and/or information necessary to complete such documents, subject to the Purchaser's approval of the accuracy of such details and information, such approval not to be unreasonably withheld.

2.8	Subsequent Deliveries

Any documentation or other information provided by the Vendor to the Purchaser pursuant to Section 2.2 may be amended or supplemented by the Vendor as necessary from time to time until the Due Diligence Date.  In addition, if the Vendor becomes aware of a failure to provide any document or other information that it is required to provide in accordance with Section 2.2 at any time prior to the Due Diligence Date, it may advise the Purchaser in writing of such failure and deliver such information to the Purchaser at any time prior to the Due Diligence Date.  If the Purchaser delivers a Satisfaction Notice pursuant to Section 2.5 prior to 5:00 p.m. on the Due Diligence Date, the Purchaser shall be deemed to have accepted for all purposes all matters which have been Disclosed to the Purchaser on or before the Due Diligence Date and if any representation or warranty of the Vendor is incorrect or inaccurate but the Purchaser has received written notice from the Vendor or its Representatives on or before the Due Diligence Date of the instrument, circumstance, action, omission, matter or issue which causes such representation or warranty to be incorrect or inaccurate, then such representation and warranty shall be deemed to have been qualified by reference to such instrument, circumstance, matter or issue.

Article 3
PURCHASE PRICE

3.1	Deposit

(a)           Prior to 11:00 a.m. on the first Business Day following the Board Approval Date is executed by both parties hereto the Purchaser shall pay $350,000 (the "Initial Deposit") by certified cheque or negotiable bank draft to the Vendor's Solicitors to be invested by the Vendor's Solicitors in trust, as the Purchaser directs, in a term deposit or other similar certificate of deposit with a Canadian Schedule I chartered bank.  Contemporaneously with the payment of the Initial Deposit by the Purchaser to the Vendor's Solicitors, the Purchaser shall deliver to the Vendor's Solicitors a deposit authorization in the form attached hereto as Schedule I.

(b)           Unless this Agreement has terminated pursuant to Section 2.5, prior to 11:00 a.m. (Toronto time) on the first Business Day following the Due Diligence Date, the Purchaser shall pay $650,000  (the "Additional Deposit") as a further deposit to the Vendor's Solicitors to be invested, as the Purchaser directs, by the Vendor's Solicitors on the same terms as referred to in Subsection 3.1(a).  In this Agreement, "Deposit" means the Initial Deposit and, if applicable, the Additional Deposit.  Contemporaneously with the payment of the Additional Deposit by the Purchaser to the Vendor's Solicitors, the Purchaser shall deliver to the Vendor's Solicitors a deposit authorization in the form attached hereto as Schedule I.

(c)           If the Transaction is not completed for any reason other than the default of the Purchaser (and for greater certainty the failure to submit a Satisfaction Notice is not a default of the Purchaser), the Deposit (together with all interest thereon) shall be returned to the Purchaser forthwith thereafter.  If the Transaction is not completed as a result of the default of the Purchaser, the Deposit, together with interest thereon, shall be forfeited to the Vendor and thereupon be paid to the Vendor, without prejudice to the rights and remedies of the Vendor at law or in equity as a result of such default.

(d)           If the Transaction is completed, the Deposit and accrued interest shall be credited against the Purchase Price due on Closing.

(e)           In holding and dealing with the Deposit pursuant to this Agreement, the Vendor's Solicitors are not bound in any way by any agreement other than this Agreement, and Vendor's Solicitors shall not be considered to assume any duty, liability or responsibility other than to hold the Deposit in accordance with the provisions of this Agreement and to pay the Deposit to the Person becoming entitled thereto in accordance with the terms of this Agreement except in the event of a dispute between the parties as to entitlement to the Deposit; in the case of such dispute, the Vendor's Solicitors may, in their discretion, pay the monies in dispute into court, whereupon the Vendor's Solicitors shall have no further obligations relating to the Deposit and interest earned thereon.  The Vendor's Solicitors will not, under any circumstances, be required to verify or determine the validity of any notice or other document whatsoever delivered to the Vendor's Solicitors and the Vendor's Solicitors are hereby relieved of any liability or responsibility for any loss or damage which may arise as the result of the acceptance by the

Vendor's Solicitors of any such notice or other document in good faith (provided that the Vendor's Solicitors shall not be relieved of any liability or responsibility for any loss or damage which may arise if the Vendor's Solicitors release the Deposit to a party hereto after having received prior written notice from the other party hereto claiming entitlement to such Deposit or a dispute to such entitlement).

3.2	Method of Payment of Purchase Price

On Closing the Purchase Price shall be satisfied as follows:

(a)	by application of the Deposit and interest earned thereon held by the Vendor's Solicitors;

(b)	an amount equal to one half of the Purchase Price, payable to the Vendor pursuant to the vendor take back mortgage (the "VTB Mortgage") in accordance with Section 3.4; and

(c)
by payment to the Vendor, or as the Vendor directs in writing, of an amount (the "Balance") equal to the Purchase Price, as adjusted pursuant to Section 3.3, less the aggregate of the amounts referred to in paragraphs 3.2(a) and (b).  The Balance shall be paid on Closing by the Purchaser by certified cheque or negotiable bank draft of one of the five largest (by asset size) Schedule I Canadian chartered banks.

If at any time the Vendor delivers to the Purchaser a direction in writing in respect of the payment of the Balance the Purchaser shall forthwith provide, at the Vendor's request, in favour of any lender to the Vendor and/or affiliates of the Vendor an irrevocable acknowledgement of such direction and an agreement to act in accordance therewith unless otherwise agreed to by such lender.

3.3	Adjustments

(a)
Except as otherwise provided herein, the Vendor shall be responsible for all expenses and liabilities, including, without limitation, the expense of paying and radiating all Encumbrances to be Discharged, and be entitled to receive all revenues, accrued in respect of the Subject Assets up to and including the Closing Date.  After the Closing Date, the Purchaser shall be responsible for all expenses and liabilities accruing in respect of the Subject Assets after the Closing Date and shall be entitled to all revenues accruing in respect of the Subject Assets after the Closing Date.  Except as otherwise provided herein, all adjustments for basic rent, additional rents, percentage rents, ground lease rents, parking income, damage/security deposits and interest thereon, if any, prepaid rents and interest thereon, if any, and other income and operating expenses, utilities, taxes (including local improvement charges and assessments and business taxes) and other adjustments established by the usual practice in the City of Toronto, shall be made as of the Closing Date and shall be paid on the Closing Date pursuant to a statement of adjustments to be prepared by the Vendor and approved by the Purchaser, each acting reasonably.

(b)
If the final cost or amount of any item which is to be adjusted cannot be determined at Closing, then an initial adjustment for such item shall be made at Closing, such amount to be estimated by the Vendor, acting reasonably, as of the Closing Date on the basis of the best evidence available at the Closing as to what the final cost or amount of such item will be.  All amounts which have been estimated as at the Closing Date because they have not been finally determined at that date (the "Post Closing Adjustments") shall be finally adjusted on a post-closing basis once they have been determined and finalized.  In each case when a Post Closing Adjustment is determined, the Vendor or the Purchaser, as the case may be, shall within 30 days of determination, provide a complete statement thereof, together with particulars relating thereto in reasonable detail, to the other and within 30 days thereafter the parties hereto shall make a final adjustment as of the Closing Date for the Post Closing Adjustment in question.  In the case of any dispute between the parties hereto with respect to any Post Closing Adjustments, the final amount of such Post Closing Adjustments shall be determined by the audit firm of Deloitte & Touche LLP and the cost of such determination shall be shared equally between the parties hereto.  Either party may refer any such dispute to Deloitte & Touche LLP for such determination and such determination shall be final and binding on the parties hereto.  The Vendor and Purchaser agree to execute and deliver on the Closing Date an undertaking to re-adjust and pay the amount of any Post Closing Adjustments as may be owing pursuant to the provisions of this Agreement.  Such undertaking shall include an undertaking by the Vendor to make available its records regarding the calculation of its capital tax and large corporation tax required pursuant to the Leases and all such information as may be necessary to allow the Purchaser and Vendor to proceed to Post-Closing Adjustments.  Notwithstanding the foregoing, all adjustments and Post Closing Adjustments to be made pursuant to this Subsection 3.3(b) shall, in any event, be completed on or before the date which is the first anniversary of the Closing Date (the "Final Adjustment Date") and no claim for any re-adjustment may be made by either party thereafter, unless such claim is a claim contemplated by the provisions of Section 6.3, in which case such provisions shall apply.  It is agreed that no adjustments shall be made with respect to insurance premiums and that the Purchaser shall not assume or take an assignment of the Vendor's insurance policies.

(c)
The parties acknowledge that under the terms of Leases and Approved Leases, portions of certain payments, such as realty taxes and operating costs, (including, where recoverable, taxes on capital and large corporation taxes) although paid by the landlord, are charged to and payable by the Tenants under such Leases and Approved Leases (the "Rechargeable Sums") and are collected from such Tenants in monthly instalments on the basis of the landlord's estimates (the "Rechargeable Sum Estimates").  The Rechargeable Sum Estimates are subject to adjustment with the Tenants when the total amounts of the Rechargeable Sums are finally determined.  For greater certainty, Rechargeable Sums shall not include any expenditures or any portion thereof which are not recoverable from the Tenants by the terms of the Leases and Approved Leases.  It is agreed that, with respect to the Rechargeable Sums and the Rechargeable Sum Estimates, adjustments shall be made not at Closing but forthwith after the actual amount of the Rechargeable Sums has been ascertained for the relevant fiscal year, calendar year or tax year, as appropriate, for the Property.  Such adjustments shall be made as follows:

(i)
the Purchaser shall provide to the Vendor a statement which sets out the amounts collected from each Tenant on account of Rechargeable Sums, as well as the Rechargeable Sums for the relevant fiscal year, calendar year or tax year, as appropriate, for the Property;

(ii)
if such statement indicates that the Vendor has collected pursuant to the Rechargeable Sum Estimates more than the Vendor's share (as hereinafter defined) of the Rechargeable Sums for the relevant fiscal year, calendar year or tax year, as appropriate, the amount of such difference shall be paid by the Vendor to the Purchaser within ten Business Days after the amount of such difference has been finally determined pursuant to this Agreement in accordance with Subsection 3.3(b) and the Purchaser shall be responsible for, and make, the required adjustments with the Tenants in respect of such over-collection in accordance with the terms of the Leases; the "Vendor's share" of the Rechargeable Sums means the amount obtained by multiplying the Rechargeable Sums by a fraction, the numerator of which is the number of days in the relevant fiscal year, calendar year or tax year, prior to and including the Closing Date and the denominator of which is the total number of days in such fiscal, calendar or tax year; and

(iii)
if such statement indicates that the Vendor has collected pursuant to the Rechargeable Sum Estimates less than the Vendor's share of the Rechargeable Sums, the amount of such difference shall be paid by the Purchaser to the Vendor within ten Business Days after the amount of such difference has been finally determined pursuant to this Agreement in accordance with Subsection 3.3(b) and such amount has been collected from the Tenants and the Purchaser shall be entitled to the amount collected in respect of such difference.

It is agreed that the Purchaser shall be responsible to conclude all final reconciliations and to make all payments and satisfy all obligations with all Tenants relating to the Rechargeable Sums and Rechargeable Sum Estimates.

(d)	The Vendor and the Purchaser hereby acknowledge and agree that:

(i)
the Vendor shall be responsible for and shall pay (and same shall be shown as an adjustment in favour of the Purchaser on the statement of adjustments if unpaid to the party entitled thereto by Closing):

(A)
any real estate or leasing commissions in respect of the Existing Leases and/or the Approved Leases, and the Vendor shall not have any responsibility therefor nor shall there be any adjustment in favour of the Purchaser in respect thereof; and

(B)
any tenant inducements, tenant allowances and/or early termination fees payable under the Existing Leases and/or the Approved Leases, and the Vendor shall not have any responsibility therefor nor shall there be any adjustment in favour of the Purchaser in respect thereof;

(ii)
the Purchaser shall not be entitled to be paid or receive the benefit of any amount payable or owing under the Leases for rent or any other amounts for any period prior to Closing, including without limitation accounts receivable under and pursuant to the Leases as at Closing, and the Purchaser shall use reasonable commercial efforts to collect such amounts following Closing (which amounts shall remain the property of the Vendor after Closing) provided that the Purchaser shall not be obliged to seize for rent, terminate any Lease or bring any action for payment of indebtedness and to the extent the Purchaser does receive any of the aforementioned amounts after Closing, they shall be applied as follows:

(A)	first, against any rent (including arrears of rent) and other amounts owing to the Purchaser by a Tenant or assumed by the Purchaser hereunder or arising after the Closing Date;

(B)	second, against any reasonable third party costs (including accounting costs) incurred by the Purchaser in respect of the collection of such arrears in rent; and

(C)
thereafter, the excess, if any, against the arrears in rent for periods prior to Closing, which the Purchaser shall pay to the Vendor within ten (10) Business Days after collection thereof, together with a statement as to the amount of such arrears and the application of the proceeds thereof;

(iii)
in the event that there are any realty or business tax appeals for the period prior to Closing, the Vendor may, at its option, continue such appeals and shall be entitled to receive any payment resulting therefrom except to the extent that such payment is properly payable to any Tenants; provided that the Vendor shall consult with the Purchaser with respect to, and the Purchaser acting reasonably shall have the right to approve, any final settlement or disposition of any such appeal.  Any refund or reassessment for the 2006 calendar year (after deduction of out-of-pocket expenses in conducting any such appeal or reassessment, including any commissions payable to agents or consultants) shall be readjusted as of the Closing Date after the conclusion of any assessment appeal and notwithstanding such readjustment occurs after the Final Adjustment Date.  The Purchaser agrees to co-operate with the Vendor with respect to all such appeals or reassessments and to provide the Vendor with access to any necessary documents or materials required to continue any such appeals or reassessments.  To the extent the Purchaser receives payment of any refund or reassessment for the period prior to the Closing Date, the Purchaser shall hold such refund or reassessment payment in trust for the Vendor and shall endorse (without recourse) in favour of the Vendor and deliver to the Vendor all such payment cheques forthwith upon receipt; provided that in all cases, readjustments with the Tenants as the result of any refunds or reassessments may be effected by the Purchaser prior to the payment of any refund or reassessment to the Vendor or to the Purchaser and the amount otherwise owing to the Vendor in accordance with the foregoing shall be reduced by any amount payable to any Tenants as a result of any such adjustments.

(e)
The Purchaser shall provide the Vendor and its auditors, during normal business hours at any time and from time to time after Closing upon reasonable prior notice to the Purchaser, access to the books, files and records of the Purchaser relating exclusively to the Subject Assets, for the purpose of calculating or verifying the amount of any Adjustments, Rechargeable Sums and Rechargeable Sum Estimates and dealing with any tax appeals.

(f)
On the Closing Date, the Purchaser shall issue replacement letters of credit and/or security deposits for the letters of credit and/or security deposits with respect to the Property, if any, (all of which shall be Disclosed to the Purchaser at least twenty (20) days prior to the Due Diligence Date) and shall use its reasonable commercial efforts to cause the Vendor's letters of credit and/or security deposits with respect to the Property to be released and returned to the Vendor.  Provided that to the extent that the Purchaser is unable to cause such letters of credit and/or security deposits to be released and returned to the Vendor, in lieu of issuing the replacement letters of credit and/or security deposits referred to above, the Purchaser shall cause matching letters of credit and/or security deposits to be provided to the Vendor, which matching letters of credit and/or security deposits may be drawn upon by the Vendor if and to the extent that the Vendor's letters of credit and/or security deposits are drawn upon.

3.4	VTB Mortgage

The VTB Mortgage shall be prepared by the Vendor’s Solicitors and shall be registered against the Property as a first ranking charge, with the Vendor as mortgagee and the Purchaser as mortgagor subject to the following terms and provisions:  (i) having a two year term; (ii) bearing interest at five (5%) percent, compounded semi-annually with the first six (6) months being interest free; (iii) interest to be calculated and payable quarterly; and (iv) incorporating the standard charge terms filed as No. 200033; (v) further subject to the terms and provisions listed in Schedule J attached hereto.

ARTICLE 4
CONDITIONS

4.1	Conditions for Vendor

The obligation of the Vendor to complete the Transaction shall be subject to fulfilment of each of the following conditions on or before the Closing Date or such earlier date or time as may be herein specified:

(a)
payment by the Purchaser of the Purchase Price and all of the other terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser shall have been complied with or performed in all material respects;

(b)	on Closing, the representations or warranties of the Purchaser set out in Section 6.2 shall be true and accurate as if made as of the Closing;

(c)
by the Closing Date: (i) no action or proceeding, at law or in equity, shall have been commenced by any Person to enjoin, restrict or prohibit the Closing which has not, by the Closing Date, been dismissed, quashed or permanently stayed without any further right of appeal or right to seek leave to appeal; and (ii) the Vendor shall have obtained an amendment, variation, modification or discharge of any order of a Governmental Authority required to permit the removal of documents or other personal property from the Property; and

(d)	by no later than 5:00p.m on July 10, 2006, the Board of Directors of the Vendor shall have duly authorized and approved the Transaction (the "Board Approval Date").

The conditions set forth in this Section 4.1 are for the benefit of the Vendor and may be waived in whole or in part by the Vendor by notice to the Purchaser. In the event that the conditions set forth in Section 4.1(c) have not been satisfied by the Closing Date, the Vendor or the Purchaser shall have the one time right, exercisable in its sole and absolute discretion, by written notice to the other delivered on or before the Closing Date, to extend the date of the Closing by up to 365 days following the original Closing Date.  The Vendor shall use its best commercial efforts to satisfy the conditions set out in 4.1(c) in order to facilitate closing.

4.2	Conditions for Purchaser

The obligations of the Purchaser to complete the Transaction shall be subject to fulfilment of each of the following conditions on or before the Closing Date or such earlier date or time as may be herein specified:

(a)	all of the material terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor shall have been complied with or performed in all material respects;

(b)
on Closing, the Vendors shall (subject to the Vendors' right to deliver, pursuant to Subsection 5.2(d), discharge statements and undertakings in respect of Encumbrances to be Discharged, rather than discharge such Encumbrances to be Discharged on Closing) transfer all of the Vendors' right, title and interest in and to the Subject Assets to the Purchaser free and clear of all Encumbrances, other than Permitted Encumbrances; and

(c)
on Closing, the representations and warranties of the Vendor set out in Section 6.1, as supplemented or amended by information Disclosed to the Purchaser on the fifth Business Day prior to the Due Diligence Date, shall be true and correct in all material respects (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted hereby and provided that, for greater certainty, if a representation and warranty is expressly made as of a specific date other than the Closing Date, it shall not be required to be correct and true as at Closing or at any time other than such specific date).

The conditions set forth in Section 4.2 are for the benefit of the Purchaser, and may be waived in whole or in part by the Purchaser by notice to the Vendor.  For greater certainty, it is agreed that for the purposes of Subsection 4.2(c), representations and warranties of the Vendor shall be deemed to be true and accurate in all material respects unless the effect of the falsity or inaccuracy of such representations and warranties is that there is a material adverse effect upon the value of the Subject Assets, taken as a whole.

4.3	Non-Satisfaction of Conditions

In the event any condition set forth in Section 4.1 or Section 4.2 is not satisfied or waived as therein provided on or before the applicable date or time referred to in Section 4.1 or Section 4.2, as the case may be (such condition being referred to as the "Unsatisfied Condition"), this Agreement shall, upon notice by the party having the benefit of the Unsatisfied Condition to the other party, be terminated and both parties hereto shall be released from all of their liabilities and obligations under this Agreement (other than the obligations referred to in Subsection 2.4(b) and Section 2.6) unless the reason for the Unsatisfied Condition not being satisfied is the breach by a party hereto of an obligation under this Agreement or a representation and warranty made by such party being incorrect or inaccurate, in which case a claim may be made against such party. Notwithstanding any other provisions of this Agreement, if by the applicable time or date referred to in Section 4.1 or Section 4.2, as the case may be, the party having the benefit of any given condition has not given notice to the other party that such condition has been waived or satisfied, such condition shall be deemed not to have been waived or satisfied.

4.4	Efforts to Satisfy Conditions

Without derogating from any party's other obligations under this Agreement, it is agreed that the Purchaser shall act in good faith and use reasonable efforts to satisfy, or cause to be satisfied, the conditions set forth in Section 4.1, and the Vendor shall act in good faith and use reasonable efforts to satisfy, or cause to be satisfied, the conditions set out in Section 4.2. Provided that, unless the Vendor has otherwise in this Agreement specifically agreed to do so, nothing in this Agreement shall be interpreted as requiring the Vendor to spend money (other than fees to its own professionals) to satisfy any conditions, or to address any defects, deficiencies or concerns identified by the Purchaser with respect to the Property, the Subject Assets or any other matter or aspect of the Transaction whatsoever.  Each of the Purchaser and the Vendor shall act in good faith in determining whether or not a condition in its favour has been satisfied.

ARTICLE 5
CLOSING DOCUMENTS

5.1	Closing Arrangements

The Closing shall commence at 10:00 a.m. on the Closing Date at the office of the Vendor's Solicitors or at such other time or place as the parties shall mutually agree upon in writing and shall continue until the Closing is completed or this Agreement is validly terminated in accordance with the terms hereof.

5.2	Vendor’s Closing Deliveries

On or before Closing, subject to the provisions of this Agreement, the Vendor shall deliver, or cause to be delivered, to the Purchaser's Solicitors the following:

(a)
a registrable transfer (other than a land transfer tax affidavit) of the undivided 100% ownership interest of the Vendor in the Property in favour of the Purchaser, which shall exclude any representation or warranty, express or implied, of any nature whatsoever;

(b)	the Assignment and Assumption of Leases;

(c)	the Assignment and Assumption of Contracts;

(d)	the Bill of Sale;

(e)	the Tenant Estoppels, if any, received by the Vendor pursuant to Section 2.3 or in the alternative, the Certificate(s) re: Lease contemplated in Section 2.3;

(f)	notices to Tenants advising of the sale of the Subject Assets in a form approved by the Purchaser, acting reasonably;

(g)
registrable discharges of the Encumbrances to be Discharged, if any, in respect of the Subject Assets which have not been discharged as at the Closing Date or, in each case as an alternative to delivering such registrable discharges, discharge statements from the holder of the Encumbrances to be Discharged together with an irrevocable direction to pay in respect of the amounts secured by such Encumbrance and a solicitor's undertaking to obtain and register a discharge of such Encumbrance as soon as reasonably practicable following Closing;

(h)	the Assignment and Assumption of Permitted Encumbrances;

(i)	a direction as to the payee or payees of the Purchase Price;

(j)	an undertaking by the Vendor to re-adjust the Adjustments in accordance with Section 3.3;

(k)	all third party consents, if any, with respect to any of the Contracts or Permitted Encumbrances that the Vendor is required to obtain pursuant to this Agreement; and

(l)
a statutory declaration or other evidence satisfactory to the Purchaser, acting reasonably, that the Purchase Price is not subject to withholding tax pursuant to the non-residency provisions of the ITA.

All documentation shall be in form and substance acceptable to the Purchaser's Solicitors and the Vendor's Solicitors, each acting reasonably and in good faith.

5.3	Purchaser's Closing Deliveries

On or before Closing, subject to the terms and conditions of this Agreement, the Purchaser shall execute (where it is a party thereto) and shall deliver or cause to be delivered to the Vendor's Solicitors the following:

(a)	a registrable first ranking VTB Mortgage duly executed in favour of the Vendor;

(b)	the Balance of the Purchase Price in accordance with Section 3.2;

(c)	the Assignment and Assumption of Leases;

(d)	the Assignment and Assumption of Contracts;

(e)
the Assignment and Assumption of Permitted Encumbrances; and such assumption or other agreements, undertakings and other instruments in favour of other parties as may be required pursuant to the terms of any such Permitted Encumbrances or as the Vendor may require;

(f)	an undertaking by the Purchaser to re-adjust the Adjustments in accordance with Section 3.3;

(g)	the GST Undertaking and Indemnity; and

(h)	assumption agreements or other agreements, notices, undertakings or other instruments required to be delivered by the Purchaser in favour of any other Persons with an interest in the Property.

All documentation shall be in form and substance acceptable to the Purchaser's Solicitors and the Vendor's Solicitors, each acting reasonably and in good faith.

5.4	Registration and Other Costs

(a)           The Vendor and the Purchaser shall be responsible for the costs of the Vendor's Solicitors and the Purchaser's Solicitors, respectively, in respect of the Transaction.  The Purchaser shall be responsible for and pay, in addition to the Purchase Price, any land transfer taxes and all mutation taxes payable on the transfer of the Subject Assets, all registration fees payable in respect of registration by it of any documents on Closing and all federal and provincial sales and other taxes, if any, payable by a purchaser upon or in connection with the conveyance or transfer of the Subject Assets, including provincial retail sales tax and goods and services tax.

(b)           The Purchaser shall indemnify and save harmless the Vendor and its shareholders, directors, officers, employees and agents from all Claims incurred, suffered or sustained as a result of a failure by the Purchaser:

(i)
to pay any federal, provincial or other taxes payable by the Purchaser in connection with the conveyance or transfer of the Subject Assets whether arising from a reassessment or otherwise, including provincial retail sales tax and goods and services tax, if applicable; or

(ii)
to file any returns, certificates, filings, elections, notices or other documents required to be filed by the Purchaser with any federal, provincial or other taxing authorities in connection with the conveyance or transfer of the Subject Assets.

This indemnity shall survive and shall not merge on Closing.

ARTICLE 6
PRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Vendor's Representations

The Vendor hereby represents and warrants to and in favour of the Purchaser that as of the date of this Agreement:

(a)
the Vendor has the necessary authority, power and capacity to enter into this Agreement and the documents and transactions contemplated herein and to complete the transaction on the terms and conditions herein contained;

(b)
this Agreement has been duly and validly authorized by all requisite proceedings of the Vendor and constitutes a legal, valid and binding obligation of such Vendor enforceable against such Vendor in accordance with its terms;

(c)
the execution and delivery of this Agreement by the Vendor and the consummation of the Transaction will not, subject to Section 6.5, result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Vendor under:

(i)	any provision of the constating documents, by-laws or resolutions of the board of directors of the Vendor; or

(ii)	any Applicable Laws;

(d)	there are no employees engaged in the operation of the Property that are to be assumed by the Purchaser; and

(e)	the Vendor is a resident of Canada for the purposes of the ITA.

6.2	Purchaser's Representations

The Purchaser hereby represents and warrants to and in favour of the Vendor that as of the date of this Agreement:

(a)
the Purchaser is (and will be at Closing) a corporation existing and governed by the laws of the Province of Ontario and has the necessary corporate authority, power and capacity to own the Subject Assets and to enter into this Agreement and the documents and transactions contemplated herein and to complete the Transaction and perform its obligations under the documents and transactions contemplated herein on the terms and conditions herein contained;

(b)
the agreement of purchase and sale constituted on the execution and delivery of this Agreement and the obligations of the Purchaser hereunder and the documents and transactions contemplated herein have been duly and validly authorized by all requisite corporate proceedings and constitute (and will constitute at Closing), legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its and their terms; and neither the entering into nor delivery of this Agreement nor the completion by the Purchaser of the Transaction will conflict with or constitute a default under any Applicable Laws; and no approval or consent of any Governmental Authority is required in connection with the execution and delivery of this Agreement by the Purchaser and the consummation of the Transaction;

(c)
the Purchaser is duly registered in virtue of Subsection (d) of Section V of Part IX of the Excise Tax Act (Canada), and in consequence, in virtue of paragraph 221(2)(b) of such law, the Vendor is not obliged to collect the tax known as the goods and services tax from the Purchaser;

(d)
the Purchaser is purchasing the Subject Assets as principal for its own account and same are not being purchased by the Purchaser as an agent, trustee or otherwise on behalf of or for another Person and, the Purchaser is not Purchasing the Subject Assets, in whole or in part, on behalf of, nor is it in a partnership, co-ownership, or joint venture with, in connection with the purchase of the Subject Assets, any Person that is an affiliate of the Vendor, and/or any officer, director, shareholder or employee of any such Person;

(e)
except for this Agreement and the Closing Documents to be delivered in connection therewith, the Purchaser has not, with respect to the Subject Assets,  entered into any contractual arrangements with any former or current director, officer, and/or employee of the Vendor, any affiliate of the Vendors, or any Person controlled by any of the foregoing;

(f)	the Purchaser is purchasing the Subject Assets as principal for its own account and same are not being purchased by the Purchaser as an agent, trustee or otherwise on behalf of or for another Person;

(g)	the Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada); and

(h)	the Purchaser has not retained the services of any real estate broker or agent in connection with the transactions contemplated by this Agreement.

6.3	Survival of Representations

(a)           The representations, warranties and certifications contained in this Agreement or in any Closing Documents shall not merge on Closing but shall survive for a period of three hundred and sixty-five (365) days after the Closing Date (the "Survival Period").  The party which has received a representation, warranty or certification, whether in this Agreement or in any Closing Document, shall give written notice to the other party of each breach of the representation, warranty or certification, together with details thereof, promptly after becoming aware of the breach and no later than three hundred and sixty-five (365) days after the Closing Date.  Notwithstanding any other provision of this Agreement or of any Closing Document, no claim may be asserted or pursued against any party hereto, or any action, suit or other proceedings commenced or pursued, for or in respect of any breach of any representation, warranty or certification made by such party in this Agreement or in any Closing Document unless written notice of such claim is received by such party describing in detail the facts and circumstances with respect to the subject matter of such Claim on or prior to the last day of the Survival Period, irrespective of whether the subject matter of such Claim shall have occurred before or after such date; and upon the expiry of the Survival Period all such representations, warranties and certifications shall cease to have any effect except to the extent a written notice of Claim has been previously given in respect thereof in accordance with this Subsection 6.3(a).

(b)           Notwithstanding the foregoing provisions of this Section or any other provisions of this Agreement or any Closing Documents, the liability of any party to this Agreement (herein referred to as the "Responding Party") after Closing in respect of any representation, warranty or certification made by such Responding Party in or pursuant to this Agreement or in any Closing Document shall be subject to and limited by the following:

(i)	the limitations contained in Subsections 6.3(a) and (b);

(ii)
no Claim shall be brought against the Responding Party by the other party to this Agreement (the "Claiming Party") until the aggregate of all the amounts claimed pursuant to such Claim or Claims that have then been made by the Claiming Party against the Responding Party exceed $75,000; provided that if the aggregate of all such Claims exceeds $75,000, the Purchaser shall be entitled to recover the full amount of the Claim or Claims, including the initial $75,000 if such Claims are successful;

(iii)
if any breach of a representation, warranty or certification can be remedied within a reasonable period of time (not to exceed ninety (90) days after written notice thereof is given) the Responding Party shall be given a reasonable opportunity to remedy any such breach, provided it is capable of being remedied;

(iv)
the Responding Party shall not be responsible for any Claim to the extent, if any, that the Claiming Party is otherwise indemnified for such Claim under insurance policies in the absence of any such Claim;

(v)
to the extent that a Responding Party becomes liable to pay any amount for the breach of a representation, warranty or certification, and such amount is deductible by the Claiming Party for income tax purposes, the Responding Party shall, notwithstanding any other provision hereof, be obligated to pay the Claiming Party only the loss that the Claiming Party actually suffers after having regard to the effect of such deductions; and

(vi)	the provisions of Section 6.6, if applicable.

6.4	"As-Is" Purchase

(a)           The Purchaser acknowledges and agrees that the Subject Assets and all other aspects of the Transaction are being sold and purchased "as-is, where-is", without any representation, warranty or covenant except as expressly set forth in this Agreement.  The Purchaser agrees to exercise its rights to perform Due Diligence on or before the Due Diligence Date and shall rely solely upon its own findings resulting therefrom and not upon any information, documentation, statement or opinion, written or oral, provided by the Vendor or any agent of the Vendor other than the representations and warranties set out in Section 6.1.

(b)           Except as expressly provided in Section 6.1, the Vendor makes no representations or warranties of any nature whatsoever with respect to any information or documentation Disclosed to the Purchaser, nor with respect to the Subject Assets (including, without limitation, the Vendor's title thereto and any Encumbrances), the Property or any other assets or the Transaction including, without limitation, (i) the structural integrity or any other aspect of the physical condition of the Buildings, (ii) the conformity of the Buildings to any plans or specifications for the Property (including, but not limited to, any plans and specifications that may have been or which may be provided to the Purchaser), (iii) the conformity of the Property to past, current or future applicable zoning or building code requirements or other Applicable Laws, (iv) the existence of soil instability, past soil repairs, soil additions or conditions of soil fill or any other matter affecting the stability or integrity of the Lands, or any Building situated on or as part of the Property, (v) the sufficiency of any drainage, (vi) whether the Property is located wholly or partially in a flood plain or a flood hazard boundary or similar area, (vii) the existence or non-existence of underground storage tanks, (viii) the availability of public utilities and services for the Property, (ix) the fitness or suitability of the Property for occupancy or any intended use (including matters relating to health and safety and the environment), (x) the potential for further development of the Property, (xi) the existence of land use, zoning or building entitlements affecting the Property, (xii) the existence of any unused density that would permit a redevelopment of the Property, (xiii) the status of any of the Leases, Contracts or Permitted Encumbrances, and or that any of the Leases, Contracts or Permitted Encumbrances is assignable or in good standing, (xiv) the presence of toxic wastes, hazardous materials or contaminants in, on or about the Property or any other environmental issue or condition, or (xv) the conformity of the Property to the Heritage Act (Ontario) or to any municipal by-laws relating to the preservation of heritage, cultural or historical properties (collectively, the "Property Conditions").

(c)           As part of the Purchaser's agreement to purchase the Subject Assets and accept the Subject Assets and the Property "as-is, where-is", and not as a limitation on such agreement, the Purchaser hereby unconditionally and irrevocably waives any and all actual or potential rights or claims the Purchaser might have against the Vendor pursuant to any warranty, express or implied, of any kind or type, other than those representations and warranties expressly set forth in this Agreement, relating to the Property or any other assets, the Subject Assets, the Property Conditions or any other aspect of the Transaction.  Such waiver is absolute, unlimited and includes, but is not limited to, waiver of express warranties, implied warranties, warranties of fitness for a particular use, warranties of merchantability, warranties of occupancy, strict liability and claims of every kind and type, including, but not limited to, claims regarding defects, whether or not discoverable, product liability claims, or similar claims, and to all other extent or later created or conceived of strict liability or strict liability type claims and rights.

(d)           Except as otherwise expressly provided in Section 6.1, the Vendor shall not be responsible or liable for any misrepresentation, lack of disclosure or incorrect or incomplete disclosure of any nature whatsoever or failure to investigate the Property on the part of any real estate broker or sales agent, or any other purported or acknowledged agent, representative, contractor, consultant or employee of the Vendor or any third party.

6.5	Bulk Sales Legislation

The Purchaser agrees that it shall not require that the Vendor comply with the provisions of any statutes governing bulk sales or similar legislation applicable to the Transaction.  The Vendor agrees to indemnify and save harmless the Purchaser from and against all Claims which the Purchaser may suffer or incur as a result of or arising out of such non-compliance by the Vendor except those that are attributable to the Purchaser's breach after Closing of its obligations under any Contracts, or other obligations that have been assigned to it, or assumed by it, on Closing pursuant to this Agreement.  This Section 6.5 shall survive Closing.

6.6	Third Party Claims

(a)           In the case of Claims made by a third party after the Closing (a "Third Party Claim") with respect to which the Claiming Party seeks to make a Claim against the Responding Party as a result of the breach by the Responding Party of any representation, warranty, certification or covenant made by such Responding Party in or pursuant to this Agreement or any Closing Document, the Claiming Party shall give written notice to the Responding Party of any such Third Party Claim forthwith after receiving notice thereof.  If the Claiming Party fails to give such written notice to the Responding Party, such failure shall not preclude the Claiming Party from making such claim against the Responding Party, but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Third Party Claim or increased the amount of liability or the cost of the defence.

(b)           The Responding Party shall have the right, by written notice to the Claiming Party given not later than thirty (30) days after receipt of the notice referred to in Subsection 6.6(a), to assume the control of the defence, compromise or settlement of the Third Party Claim.

(c)           Upon the assumption of control of any Third Party Claim by the Indemnifying Party as contemplated by Subsection 6.6(b), the Responding Party shall diligently proceed with the defence, compromise or settlement of the Third Party Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Claiming Party and, in connection therewith, the Claiming Party shall co-operate fully (but at the expense of the Responding Party with respect to any reasonable out-of-pocket expenses incurred by the Claiming Party) to make available to the Responding Party all pertinent information and witnesses under the Claiming Party's control, make such assignments and take such other steps as in the opinion of counsel for the Responding Party, acting reasonably, are reasonably necessary to enable the Claiming Party to conduct such defence.  The Claiming Party shall have the right to participate in the negotiation, settlement or defence of any Third Party Claim at its own expense and no Third Party Claim shall be settled, compromised or otherwise disposed of without the prior written consent of the Claiming Party, such consent not to be unreasonably withheld or delayed.  If the Responding Party elects to assume control of the Third Party Claim as contemplated by Subsection 6.6(b), the Claiming Party shall not pay, or permit to be paid, any part of the Third Party Claim unless the Responding Party consents in writing to such payment or unless the Responding Party, subject to the last sentence of Subsection 6.6(d), withdraws from the defence of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Responding Party is entered against the Claiming Party in respect of such Third Party Claim.

(d)           If the Responding Party fails to give written notice to the Claiming Party as contemplated by Subsection 6.6(b), the Claiming Party shall be entitled to make such settlement of the Third Party Claim, or otherwise deal therewith, as it deems appropriate, acting reasonably, and such settlement or any other final determination of the claim or demand shall be binding upon the Responding Party.  If the Responding Party fails to defend or, if after commencing or undertaking such defence, fails to prosecute or withdraws from such defence, the Claiming Party shall have the right to undertake the defence or settlement thereof.  If the Claiming Party assumes the defence of any Third Party Claim and proposes to settle it prior to a final judgment thereon or to forego any appeal with respect thereto, then the Claiming Party shall give the Responding Party prompt written notice thereof, and the Responding Party shall have the right to participate in the settlement or assume or reassume the defence of such Third Party Claim.

ARTICLE 7
OPERATION UNTIL CLOSING

7.1	Operation Before Closing

From the date hereof until Closing, the Vendor shall operate the Property in accordance with its current management practices applicable to the Property.

7.2	Damage Before Closing

The interest of the Vendor in and to the Property shall be at the risk of the Vendor until Closing, subject to the terms and conditions of this Agreement.  If loss or damage to the Property occurs, then:

(a)
if the cost of repair or restoration, in the opinion of the Vendor's architect or engineer, will exceed an amount equal to 50% of the Purchase Price (such damage being referred to herein as "Substantial Damage"), then the Vendor or the Purchaser may by notice to the other party within ten (10) Business Days after the occurrence of such Substantial Damage, elect to terminate this Agreement in which event this Agreement shall automatically terminate, be null and void and of no further force and effect whatsoever, the Purchaser and Vendor shall be released from all obligations under this Agreement (except those which are expressly stated to survive any termination of this Agreement) and the Deposit and all interest earned thereon shall be returned to the Purchaser; and

(b)
if such loss or damage is not Substantial Damage, or is Substantial Damage but neither party has elected to exercise the termination right with respect to the Agreement, pursuant to Subsection 7.2(a), then neither party shall have any right to terminate this Agreement by virtue thereof, the Vendor shall pay any insurance deductibles in respect of such loss or damage, the Purchaser shall be entitled to all proceeds of property insurance in respect of such loss or damage (except that portion, if any, required to reimburse the Vendor for repair or restoration work it has done prior to Closing and insurance for loss of income prior to Closing, all of which shall be paid to the Vendor), the parties shall complete the Transaction and the Purchaser shall promptly and diligently repair such damage at its own expense following Closing.

If the damage or destruction occurs at such time that there is insufficient time for the Vendor or the Purchaser to make its election hereunder, the Closing Date shall be postponed to a date which is five (5) Business Days after the earlier of the date such election is made or the period for making such election has expired, or if such date is not a Business Day, then the next Business Day thereafter.

7.3	Leasing and Contracts

(a)           The Vendor shall not enter into any new Lease (other than a Lease for storage space, kiosks or parking space or for a term of more than six months) after the date hereof without the prior approval of the Purchaser (which approval will not be unreasonably withheld or delayed) provided that the requirement for the approval of the Purchaser shall not apply in the event that the Vendor is bound to enter into the relevant new Lease on specified terms and conditions pursuant to a lease, agreement or offer in existence prior to the date hereof.  The Vendor shall not enter into any new material Contract (unless such Contract is terminable without penalty upon notice of not more than 180 days) after the date hereof without the prior approval of the Purchaser, which approval shall not be unreasonably withheld or delayed.  In the case of each such Lease or Contract where the approval of the Purchaser is required, such approval shall be deemed to have been given if no response is received from the Purchaser within five (5) Business Days following written request therefor sent in accordance with the provisions hereof.

(b)           At any time after the date hereof, the Vendor shall not voluntarily amend, terminate or accept a surrender of any Lease (other than: (i) the lease, dated the 20th day of August, 1998, between Malamar Developments Limited (a predecessor in interest of the Vendor), as landlord, and Heritage Fine Clothing Manufacturers Ltd., as tenant, in respect of premises, shown outlined in red on Schedule "B-1" to the said lease, located at 770 Lawrence

Avenue West, Toronto, Ontario), and or release any Tenant from its liability under its Lease or any Approved Lease (other than the Lease excepted as set out above) or voluntarily materially amend or terminate any material Contract without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed.  In each such case where the approval of the Purchaser is required, such approval shall be deemed to have been given if no response is received from the Purchaser within five (5) Business Days following written request therefor sent in accordance with the provisions hereof.

(c)           If any Contracts involving the provision of services to the Property, or other similar Contracts, also apply to any other properties, the Vendor shall be entitled, with the consent of the Purchaser, prior to the Due Diligence Date, to amend each such Contract, or replace it with a new or restated agreement, in order to provide that the Contract, as so amended or replaced (it being agreed that the Contract as so amended or replaced is the Contract for all purposes of this Agreement), shall not apply to any properties other than the Property.  The provisions of Subsection 7.3(b) shall be applicable in respect of any such amendment or replacement of such Contract, if (but only if) such Contract is a material Contract and changes are being made thereto other than for the purpose described above (and all necessary conforming changes) or if the amount payable for such services is not currently allocated to each property covered by such Contract on a discrete basis.

(d)           Notwithstanding any other provision of this Agreement, no default by any Person other than the Vendor under any Lease, Permitted Encumbrances or Contract (including, without limitation, any bankruptcy or event of insolvency) or repudiation or termination thereof, or proceeding for relief therefrom, at any time after the Due Diligence Date, and no other change adverse to the Subject Assets or the Property or their value at any time after the Due Diligence Date (it being acknowledged that the Purchaser has a right of termination prior to the Due Diligence Date pursuant to Section 2.5 hereof), other than a change caused by the wrongful act of the Vendor, shall entitle the Purchaser to terminate this Agreement or to an abatement of the Purchase Price or any other right or remedy whatsoever, the Purchaser agreeing to accept the risk of the foregoing.  The foregoing does not relieve, however, the Vendor from any consequences of any default by the Vendor under any such Lease, Permitted Encumbrance or Contract where the result of such default would be the breach by the Vendor of any of its representations or warranties or non-satisfaction of the conditions set out in Section 4.2, it being agreed that in the case of any such default, if it has a material adverse effect on the Property, the Purchaser shall be entitled to an adjustment of the Purchase Price by the amount of the diminution in value of the Property caused by such default, if any, but no other remedy.

7.4	Assignment of Contracts

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Contract or Permitted Encumbrance which is (i) not assignable, or (ii) not assignable without the approval or consent of the other party or parties thereto, without first obtaining such approval or consent (collectively "Non-Assignable Rights").  The failure to obtain any such approval or consent, or the fact that a Contract or Permitted Encumbrance is not assignable, shall not entitle the Purchaser to terminate this Agreement or to any other right or remedy whatsoever (without prejudice to the right of the Purchaser to terminate this Agreement prior to the Due Diligence Date pursuant to and in accordance with Section 2.5 if the Purchaser is not satisfied with its Due Diligence).  In connection with such Non-Assignable Rights the Vendor shall, at the request of the Purchaser and in each case at the Purchaser's expense:

(a)
apply for and use all reasonable efforts to obtain all such consents or approvals, in a form satisfactory to the Purchaser acting reasonably, provided that nothing herein shall require the Vendor to make any payment to any other party to any of the Contracts; and

(b)
co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser, including without limitation, holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser, provided that pursuant to such arrangements the Purchaser fully indemnifies the Vendor for all obligations or liabilities incurred thereunder or in connection therewith.

In the event of any conflict or inconsistency between this Section and any other provision of this Agreement, this Section shall prevail.  This provision survives the Closing.

7.5	Trade-Marks

No trade-marks, trade-names, logos, commercial symbols, business names or other intellectual property rights are conveyed or intended to be conveyed to the Purchaser as part of the Subject Assets.

ARTICLE 8
GENERAL

8.1	Gender and Number

Words importing the singular include the plural and vice versa.  Words importing gender include all genders.

8.2	Captions

The captions and headings contained herein are for reference only and in no way affect this Agreement or its interpretation.

8.3	Obligations as Covenants

Each agreement and obligation of any of the parties hereto in this Agreement, even though not expressed as a covenant, is considered for all purposes to be a covenant.

8.4	Applicable Law

This Agreement and all Closing Documents shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable thereto and shall be treated in all respects as Ontario contracts.

8.5	Currency

All reference to currency in this Agreement shall be deemed to be reference to Canadian dollars.

8.6	Invalidity

If any immaterial covenant, obligation, agreement or part thereof or the application thereof to any Person or circumstance, to any extent, shall be invalid or unenforceable, the remainder of this Agreement or the application of such covenant, obligation or agreement or part thereof to any Person, party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby.  Each covenant, obligation and agreement in this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

8.7	Amendment of Agreement

No supplement, modification, waiver or termination (other than a termination pursuant to the terms of this Agreement) of this Agreement shall be binding unless executed in writing by the parties hereto in the same manner as the execution of this Agreement.

8.8	Time

Time shall be of the essence of this Agreement.  If anything herein is to be done on a day which is not a Business Day, the same shall be done on the next succeeding Business Day.  Unless otherwise provided hereto, all references to time shall mean Toronto time.

8.9	Further Assurances

Each of the parties hereto shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

8.10	Entire Agreement

This Agreement and any agreements, instruments and other documents made as of the date hereof or herein contemplated to be entered into between, by or including the parties hereto constitute the entire agreement between the parties hereto pertaining to the agreement of purchase and sale provided for herein and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto, and there are no other warranties or representations and no other agreements between the parties hereto in connection with the agreement of purchase and sale provided for herein except as specifically set forth in this Agreement or the Schedules attached hereto.

8.11	Waiver

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided.

8.12	Solicitors as Agents and Tender

Any notice, approval, waiver, agreement, instrument, document or communication permitted, required or contemplated in this Agreement may be given or delivered and accepted or received by the Purchaser's Solicitors on behalf of the Purchaser and by the Vendor's Solicitors on behalf of the Vendor and any tender of Closing Documents and the Balance may be made upon the Vendor's Solicitors and the Purchaser's Solicitors, as the case may be.

8.13	Survival

Except as otherwise provided in this Agreement, no representations, warranties, covenants or agreements of either the Vendor or the Purchaser shall survive Closing.  This provision survives the Closing.

8.14	Successors and Assigns

All of the covenants and agreements in this Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors and their permitted assigns pursuant to the terms and conditions of this Agreement.

8.15	Assignment

Until completion of the Closing, the Purchaser shall not assign its rights and/or obligations hereunder (or agree to do so) without the prior written consent of the Vendor, which consent may be withheld by the Vendor in its sole and absolute discretion; provided, however, that the Purchaser may assign its rights and/or obligations to an affiliate of the Purchaser.  In the case of any assignment, the Purchaser shall always remain jointly and severally liable of its obligations pursuant to the terms hereof.

The Purchaser shall provide the Vendor with all information about any proposed assignee or assignment that the Vendor requires, acting reasonably.

8.16	Real Estate Commissions

The Vendor shall pay the commission payable or fee payable to Colliers International, which is the only real estate agent or broker that the Vendor has used in connection with the Transaction.  The Purchaser represents and warrants to the Vendor that the Purchaser has not used the services of any real estate agent or broker in connection with the purchase and sale of the Subject Assets contemplated hereby.  This Section shall not merge on, but shall survive, Closing.

8.17	Notice

Any notice, demand, approval, consent, information, agreement, offer, payment, request or other communication (hereinafter referred to as a "Notice") to be given under or in connection with this Agreement shall be in writing and shall be given by personal delivery or by telecopier or other electronic communication which results in a written or printed notice being given, addressed or sent as set out below or to such other address or electronic number as may from time to time be the subject of a Notice:

(a)	Vendor:	DOMGROUP LTD.
c/o Hollinger Inc.
10 Toronto Street
Toronto, ON M5C 2B7

Attention:	Mr. Randall C. Benson, President and Secretary

Telecopy:	(416) 363-4187

with a copy to:

DAVIES WARD PHILLIPS & VINEBERG LLP
P.O. Box 63, Suite 4400
1 First Canadian Place
Toronto, ON M5X 1B1

Attention:	Kent Beattie

Telecopy:	(416) 863-0871

(b)	Purchaser:	LANTERRA REALTY INC.
3625 Dufferin Street, Suite 230
Toronto, ON M3K 1N4
Attention:	Mr. Mark Mandelbaum
Fax:	416-635-6601

with a copy to:

Minden Gross Grafstein & Greenstein LLP
Suite 700, 111 Richmond Street West
Toronto, ON M5H 2H5

Attention:	Mr. David Kutner
Fax:	416-864-9223

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery and if sent by telecopier or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively given and received on the Business Day next following the day it was received.

8.18	Effect of Termination of Agreement

Notwithstanding the termination of this Agreement for any reason, the following provisions shall survive and shall remain in full force and effect: (i) the confidentiality provisions contained in the Confidentiality Agreement and Section 2.6 including, without limitation, the Purchaser's obligations to return documents to the Vendor; (ii) Subsection 2.4(b); and (iii) such other provisions (such as those relating to return of the Deposit following termination) the survival of which following termination are necessary to give practical effect thereto.  For greater certainty, it is confirmed that termination of this Agreement does not, for the purposes of this Section, include the Closing of this Agreement, and that Section 8.13 is relevant in respect of survival of provisions after the Closing.

8.19	No Registration of Agreement

The Purchaser shall not register this Agreement or any notice of this Agreement on title to the Lands.

8.20	Planning Act

This Agreement shall be effective to create an interest in any part of the Lands only if the provisions of Section 50 of the Planning Act (Ontario) are complied with by the Vendor at its own expense on or before the Closing Date.

8.21	Counterparts

This Agreement may be executed in counterparts by original or facsimile signature, each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their properly authorized officers in that behalf as of the day and year first above written.

DOMGROUP LTD.

By:	/s/ R.C. Benson
Name: Randall C. Benson
Title: President and Secretary

I have authority to bind the Corporation.

LANTERRA REALTY INC.

By:	/s/Mark Mandelbaum
Name: Mark Mandelbaum
Title: President

I have authority to bind the Corporation.

SCHEDULE A

LANDS

LEGAL DESCRIPTION

770 Lawrence Avenue West
Toronto, Ontario
PIN # 10230-0106(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument No. NY246263, except Instrument No. NY569785, City of Toronto (formerly in the City of North York).

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

3087-3101 Dufferin Street
Toronto, Ontario
PIN # 10230-0108(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument Nos. NY277333 and NY358876, except Instrument No. NY267089, City of Toronto (formerly in the City of North York).

Subject to Instrument No. NY358876.

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

SCHEDULE B
LIST OF CERTAIN PERMITTED ENCUMBRANCES

GENERAL

1.      Encumbrances for real property taxes (which term includes charges, rates and assessments, and other governmental charges or levies) or charges for electricity, power, gas, water and other services and utilities in connection with the Property that (i) have accrued but are not yet due and owing or, if due and owing, are adjusted for pursuant to Section 3.3, or (ii) the validity of which is being contested in good faith.

2.      Registered easements, rights-of-way, restrictive covenants and servitudes and other similar rights in land granted to, reserved or taken by any Governmental Authority or public utility; or any registered subdivision, development, servicing, site plan or other similar agreement with any Governmental Authority or public utility.

3.      Facility sharing, cost sharing, tunnel, pedway, servicing, parking, reciprocal and other similar agreements with neighbouring landowners and/or Governmental Authorities.

4.      Restrictive covenants, private deed restrictions, and other similar land use controls or agreements.

5.      Minor encroachments by the Property over neighbouring lands which are permitted under agreements with neighbouring landowners and minor encroachments over the Property by improvements of neighbouring landowners.

6.      Any subsisting reservations, limitations, provisos, conditions or exceptions contained in the original grants of the Property from the Crown.

7.      All Contracts and Approved Contracts and registered notices, memorials, caveats or other registrations with respect to such Contracts.

8.      Any rights of expropriation, access, use or any other right conferred or reserved by or in any statute of Canada or the Province of Ontario.

9.      The provisions of Applicable Laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning.

10.     Any title defects, irregularities, easements, servitudes, encroachments, rights-of-way or other discrepancies in title or possession relating to the Property or the Subject Assets.

11.     Encumbrances of labourers, workmen, builders, contractors, suppliers of material or architects or other similar Encumbrances incidental to construction, maintenance or operations which have not at the time been registered or filed pursuant to law against the Property or which, although registered or filed, relate to obligations not overdue.

12.     Any title defects, irregularities or reserves in respect of the Property or the Subject Assets.

13.     Registrations under the Personal Property Security Act (Ontario) relating to any of the leased Chattels pursuant to any of the Contracts.

14.     All other Encumbrances which are Permitted Encumbrances.

SCHEDULE C

FORM OF ASSIGNMENT AND ASSUMPTION OF CONTRACTS

MEMORANDUM OF AGREEMENT made as of the ■ day of ■, 2006.

B E T W E E N:

DOMGROUP LTD.,

a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as the "Assignor"),

OF THE FIRST PART,

– and –

■,

a corporation incorporated under the laws of ■,

(hereinafter referred to as the "Assignee"),

OF THE SECOND PART.

WHEREAS the Assignor and the Assignee have entered into an agreement of purchase and sale made as of the ■ day of ■, 2006 (such agreement, as amended, supplemented and/or restated to the date hereof, the "Purchase Agreement") pursuant to which the Assignee has agreed to purchase from the Assignor, and the Assignor has agreed to sell to the Assignee, the Subject Assets;

AND WHEREAS pursuant to the Purchase Agreement, the Assignor has agreed to execute and deliver this assignment of its interest in the Assigned Contracts (as defined below);

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.      Definitions.  Unless otherwise defined herein, all capitalized terms used in this agreement (the "Agreement") shall have the respective meanings ascribed to them in the Purchase Agreement.  In this Agreement, "Property" means the property municipally known as 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario and more fully described in Schedule A hereto.

2.      Assignment.  Subject to Section 7.4 of the Purchase Agreement, the Assignor hereby assigns and transfers unto the Assignee all of the Assignor's right, title and interest in, to and under the Contracts relating to the Property, all of the foregoing being listed in Schedule B hereto (collectively, the "Assigned Contracts").  Except as provided in Section 6.1 of the Purchase Agreement, the Assigned Contracts are being assigned to and accepted by the Assignee on an "as is - where is" basis as provided for in Subsection 2.5(c) and Section 6.4 of the Purchase Agreement and without any representations or warranties (express or implied) of any nature whatsoever with respect to the Assigned Contracts or any aspect thereof including, without limitation, the Assignor's interest therein, the Assignor's ability to assign the Assigned Contracts or the good standing of the parties thereunder.  The provisions of Subsection 2.5(c) and Sections 6.4 and 7.4 of the Purchase Agreement are applicable to this Agreement and, without limiting the foregoing provisions of this sentence, the Assignee hereby unconditionally and irrevocably waives any and all actual or potential rights that the Assignee might have against the Assignor regarding any form of warranty, express or implied, of any type, other than those expressly set out in Section 6.1 of the Purchase Agreement relating to the Assigned Contracts.

3.      Assumption.  The Assignee hereby accepts the assignment and transfers contained in Section 2 hereof and covenants and agrees with the Assignor that, from and after the date hereof, the Assignee will observe, perform and fulfill each and every covenant, proviso, obligation, term and condition of the Assignor in, to and under the Assigned Contracts that is applicable at any time from and including the date of this Agreement to the same extent as if it and the Assignor had both been originally jointly named as a party to the Assigned Contracts in the place of the Assignor (or the Assignor's predecessor in title, if applicable).  The Assignee hereby agrees to fully indemnify and save harmless the Assignor from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims and judgments arising from or in connection with, or resulting from, any breach by the Assignee of its obligations hereunder and/or any act or omission of the Assignee or those for whom the Assignee is legally responsible with respect to the Assigned Contracts or the relevant Property.

4.      Successors and Assigns.  This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

5.      Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

6.      Counterparts.  This Agreement may be executed in several counterparts and by facsimile transmission of an originally executed document, each of which shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

7.      Headings, Extended Meanings.  The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof.  In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first mentioned.

DOMGROUP LTD.
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.
[NAME OF ASSIGNEE]
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.

SCHEDULE A

LANDS

LEGAL DESCRIPTION

770 Lawrence Avenue West
Toronto, Ontario
PIN # 10230-0106(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument No. NY246263, except Instrument No. NY569785, City of Toronto (formerly in the City of North York).

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

3087-3101 Dufferin Street
Toronto, Ontario
PIN # 10230-0108(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument Nos. NY277333 and NY358876, except Instrument No. NY267089, City of Toronto (formerly in the City of North York).

Subject to Instrument No. NY358876.

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

SCHEDULE D

FORM OF ASSIGNMENT AND ASSUMPTION OF LEASES

MEMORANDUM OF AGREEMENT made as of the ■ day of ■, 2006.

B E T W E E N:

DOMGROUP LTD.,

a corporation incorporated under the laws of ■,

(hereinafter referred to as the "Assignor"),

OF THE FIRST PART,

– and –

■,

a corporation incorporated under the laws of ■,

(hereinafter referred to as the "Assignee"),

OF THE SECOND PART.

WHEREAS the Assignor and the Assignee have entered into an agreement of purchase and sale made as of ■, 2006 (such agreement, as amended, supplemented and/or restated to the date hereof, the "Purchase Agreement") pursuant to which the Assignee has agreed to purchase from the Assignor, and the Assignor has agreed to sell to the Assignee, the Subject Assets;

AND WHEREAS pursuant to the Purchase Agreement, the Assignor has agreed to execute and deliver this assignment of its interest in the Assigned Leases (as defined below);

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.      Definitions.  Unless otherwise defined herein, all capitalized terms used in this agreement (the "Agreement") shall have the respective meanings ascribed to them in the Purchase Agreement.  In this Agreement, "Property" means the property municipally 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario and more fully described in Schedule A hereto.

2.      Assignment.  Subject to Section 7.4 of the Purchase Agreement, the Assignor hereby assigns and transfers unto the Assignee all of the Assignor's right, title and interest in, to and under the Leases relating to the Property, all of the foregoing being listed in Schedule B hereto

(collectively, the "Assigned Leases").  Except as provided in Section 6.1 of the Purchase Agreement, the Assigned Leases are being assigned to and accepted by the Assignee on an "as is - where is" basis as provided for in Subsection 2.5(c) and Section 6.4 of the Purchase Agreement and without any representations or warranties (express or implied) of any nature whatsoever with respect to the Assigned Leases or any aspect thereof including, without limitation, the Assignor's interest therein, the Assignor's ability to assign the Assigned Leases or the good standing of the parties thereunder.  The provisions of Section 6.4 of the Purchase Agreement are applicable to this Agreement and the Assignee hereby unconditionally and, without limiting the foregoing provisions of this sentence, irrevocably waives any and all actual or potential rights that the Assignee might have against the Assignor regarding any form of warranty, express or implied, of any type, other than those expressly set out in Section 6.1 of the Purchase Agreement relating to the Assigned Leases.

3.      Assumption.  The Assignee hereby accepts the assignment and transfers contained in Section 2 hereof and covenants and agrees with the Assignor that, from and after the date hereof, the Assignee will observe, perform and fulfill each and every covenant, proviso, obligation, term and condition of the Assignor in, to and under the Assigned Leases that is applicable at any time from and including the date of this Agreement to the same extent as if it and the Assignor had both been originally named as a party to the Assigned Leases in the place of the Assignor (or the Assignor's predecessor in title, if applicable) including, without limiting the generality of the foregoing, the covenant to pay, any real estate or leasing commissions, tenant inducements, tenant allowances and/or early termination fees, in each case if any, irrespective of when the obligation to pay same first arose.  The Assignee hereby agrees to fully indemnify and save harmless the Assignor from and against any and all liabilities, damages, costs, expenses, causes of action, suits, claims and judgments arising from or in connection with, or resulting from, any breach by the Assignee of its obligations hereunder and/or any act or omission of the Assignee or those for whom the Assignee is legally responsible with respect to the Assigned Leases or the Property.

4.      Successors and Assigns.  This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

5.      Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

6.      Counterparts.  This Agreement may be executed in several counterparts and by facsimile transmission of an originally executed document, each of which shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

7.      Headings, Extended Meanings.  The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof.  In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first mentioned.

DOMGROUP LTD.
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.

[NAME OF ASSIGNEE]
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.

SCHEDULE A

LANDS

LEGAL DESCRIPTION

770 Lawrence Avenue West
Toronto, Ontario
PIN # 10230-0106(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument No. NY246263, except Instrument No. NY569785, City of Toronto (formerly in the City of North York).

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

3087-3101 Dufferin Street
Toronto, Ontario
PIN # 10230-0108(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument Nos. NY277333 and NY358876, except Instrument No. NY267089, City of Toronto (formerly in the City of North York).

Subject to Instrument No. NY358876.

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

SCHEDULE B

LIST OF ASSIGNED LEASES

1.           Lease, dated the 1st day of June, 1965, between Aldon Developments Limited (a predecessor in interest of the Vendor), as landlord, and Murray Koffler (a predecessor in interest of Goldman Investments Limited and the Estate of Max Glazer, as tenant, as amended by an amending agreement made as of the 23rd day of March, 1966, in respect of premises, described in the said lease, located at 3089 Dufferin Street, Toronto, Ontario.

2.           Lease, dated the 21st day of September, 1981, between DSL Properties Ltd. (a predecessor in interest of the Vendor), as landlord, and McDonalds Restaurants of Canada Limited, as tenant, in respect of premises, described in the said lease, located at 3095 Dufferin Street, Toronto, Ontario.

3.           Lease, dated the 1st day of October, 2004, between the Vendor, as landlord, and Soma Sleep and Wellness Inc., as tenant, in respect of premises, shown hatched and cross hatched on Schedule "B" to the said lease, located at 770 Lawrence Avenue West, Toronto, Ontario.

4.           Lease, dated the 1st day of April, 1999, between Domgroup Properties Ltd. (a predecessor in interest of the Vendor), as landlord, and Noori Enterprises Inc., as tenant, in respect of premises, shown outlined in red on Schedule "B" to the said lease, located at 3095 Dufferin Street, Toronto, Ontario.

5.           Lease, dated the 22nd day of June, 1992, between Malamar Developments Limited (a predecessor in interest of the Vendor), as landlord, and Ikor Integrated Facilities Inc., as tenant, in respect of premises, shown outlined in red on Schedule "B" to the said lease, located at 770 Lawrence Avenue West, Toronto, Ontario.

6.           [Lease, dated the 20th day of August, 1998, between Malamar Developments Limited (a predecessor in interest of the Vendor), as landlord, and Heritage Fine Clothing Manufacturers Ltd., as tenant, in respect of premises, shown outlined in red on Schedule "B-1" to the said lease, located at 770 Lawrence Avenue West, Toronto, Ontario.] [Note: Lease is currently in default, and may be terminated prior to closing.]

7.           Lease, dated the 1st day of March, 2004, between the Vendor, as landlord, and 1604623 Ontario Limited, operating as Party Packagers, as tenant, in respect of premises, shown outlined in black on Schedule "B" to the said lease, located at 770 Lawrence Avenue West, Toronto, Ontario.

SCHEDULE E

FORM OF ASSIGNMENT AND ASSUMPTION OF PERMITTED ENCUMBRANCES

MEMORANDUM OF AGREEMENT made as of the ___ day of ______, 2006.

B E T W E E N:

DOMGROUP LTD.,

a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as the "Assignor"),

OF THE FIRST PART,

– and –

■,

a corporation incorporated under the laws of ■,

(hereinafter referred to as the "Assignee"),

OF THE SECOND PART.

WHEREAS the Assignor and the Assignee have entered into an agreement of purchase and sale made as of the ■ day of ■, 2006 (such agreement, as amended, supplemented and/or restated to the date hereof, the "Purchase Agreement") pursuant to which the Assignee has agreed to purchase from the Assignor, and the Assignor has agreed to sell to the Assignee, the Subject Assets;

AND WHEREAS pursuant to the Purchase Agreement,  the Assignor has agreed to execute and deliver this assignment of its interest in the Permitted Encumbrances (as defined below);

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.                      Definitions.  Unless otherwise defined herein, all capitalized terms used in this agreement (this "Agreement") shall have the respective meanings ascribed to them in the Purchase Agreement.  In this Agreement, "Property" means the property municipally 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario and more fully described in Schedule A hereto.

2.                      Assignment.  The Assignor hereby assigns absolutely and transfers unto the Assignee all of the Assignor's right, title and interest in, to and under the Permitted Encumbrances  that relate to the Property.  The Permitted Encumbrances are being assigned to and assumed by the Assignee subject to, and in accordance with the terms of the Purchase Agreement, including, without limitation, Sections 2.5 and 6.4 thereof.

3.                      Assumption and Indemnity.  The Assignee hereby accepts the assignment contained in Section 2 hereof.  The Assignee hereby agrees to fully indemnify and save harmless the Assignor from and against any and all Claims arising from or in connection with, or resulting from, (i) any breach by the Assignee of its obligations under the Permitted Encumbrances from and after Closing and/or any act or omission of the Assignee or those for whom the Assignee is legally responsible with respect to the Permitted Encumbrances occurring from and after Closing, and (ii) the failure by the Assignee to obtain the necessary consents or approvals for the assignment of the Permitted Encumbrances.

4.                      Indemnity by Assignor.  The Assignor hereby agrees to jointly and severally fully indemnify and save harmless the Assignee from and against any and all Claims arising from or in connection with, or resulting from, any breach by the Assignor of its obligations under the Permitted Encumbrances at any time prior to Closing and/or any act or omission by the Assignor or those for whom the Assignor is legally responsible with respect to the Permitted Encumbrances prior to Closing.  The parties hereto agree that this indemnity shall not extend or relate to any failure by the Assignor to fulfill any obligation to obtain the necessary consents or approvals for the assignment by the Assignor to the Assignee of the Permitted Encumbrances.

5.                      Successors and Assigns.  This Agreement shall enure to the  benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

6.                      Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

7.                      Counterparts.  This Agreement may be executed in several counterparts and may be delivered by facsimile transmission, each of which shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

8.                      Headings, Extended Meanings.  The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof.  In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing persons include firms or corporations and vice versa.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first mentioned.

DOMGROUP LTD.
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.

[NAME OF ASSIGNEE]
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.

SCHEDULE A

LANDS

LEGAL DESCRIPTION

770 Lawrence Avenue West
Toronto, Ontario
PIN # 10230-0106(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument No. NY246263, except Instrument No. NY569785, City of Toronto (formerly in the City of North York).

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

3087-3101 Dufferin Street
Toronto, Ontario
PIN # 10230-0108(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument Nos. NY277333 and NY358876, except Instrument No. NY267089, City of Toronto (formerly in the City of North York).

Subject to Instrument No. NY358876.

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

SCHEDULE F

FORM OF BILL OF SALE

TO:	■ (the "Purchaser")

RE:	3087-3101 DUFFERIN STREET AND 770 LAWRENCE AVENUE WEST, TORONTO, ONTARIO

In consideration of the sum of $2.00 and for good and other valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the undersigned hereby sells, assigns and transfers to the Purchaser all of the undersigned's right, title and interest in and to the Included Chattels.

The Purchaser expressly acknowledges that the Included Chattels are being sold, assigned and transferred to and purchased and assumed by the Purchaser "as is-where is" and without any representation or warranty (express or implied) of any nature whatsoever except as provided in Section 6.1 of the Purchase Agreement (as defined below), and the provisions of Subsection 2.5(c) and Sections 6.4 and 8.13 of the agreement of purchase and sale made as of the ■ day of ■, 2006 between the undersigned and the Purchaser, as amended, supplemented and/or restated prior to the date hereof (the "Purchase Agreement") are applicable to this Bill of Sale.

All capitalized terms used herein have the meaning ascribed to them in the Purchase Agreement.

DATED this ■ day of ■, 2006.

DOMGROUP LTD.
by
Name: ■
Title: ■

Name: ■
Title: ■
I/We have authority to bind the Corporation.

SCHEDULE G

PURCHASER'S DECLARATION AND INDEMNITY

RE: GOODS AND SERVICES TAX

TO:	DOMGROUP LTD.

AND TO:	DAVIES WARD PHILLIPS & VINEBERG LLP, its solicitors herein

RE:	3087-3101 DUFFERIN STREET AND 770 LAWRENCE AVENUE WEST, TORONTO, ONTARIO (the "Property")

The undersigned hereby declares, certifies and agrees as follows:

(a)	it is purchasing the Property as principal for its own account and same is not being purchased by the Purchaser as an agent, trustee or otherwise on behalf of or for another person;

(b)
it is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) (the "Act") for the collection and remittance of goods and services tax ("GST"); its registration number is R■; and such registration is in good standing and has not been revoked;

(c)
it shall be liable, shall self-assess and remit to the appropriate governmental authority all GST which is payable under the Act in connection with the transfer of the Property all in accordance with the Act; and

(d)
it shall indemnify and save harmless the Vendor from and against any and all GST, penalties, costs and/or interest which may become payable by or assessed against the Vendor as a result of any failure by the Purchaser to comply with the provisions of this Declaration and Indemnity.

The undersigned acknowledges and agrees that the foregoing declaration and indemnity shall survive and not merge upon closing of the above-noted transaction.  Dated as of the ■ day of June, 2006.

LANTERRA REALTY INC.
by
Name: Mark Mandelbaum
Title: President

Name: ■
Title: ■
I/We have authority to bind the Corporation.

SCHEDULE H

FORM OF SATISFACTION NOTICE

TO:                 DOMGROUP LTD.

RE:	3087-3101 DUFFERIN STREET AND 770 LAWRENCE AVENUE WEST, TORONTO, ONTARIO

We refer to the Agreement of Purchase and Sale made between Domgroup Ltd. and LANTERRA REALTY INC., made as of the ■ day of June, 2006 (the "Purchase Agreement").  Pursuant to Section 2.5 of the Purchase Agreement, we hereby give you notice that we are satisfied with the results of our Due Diligence (as defined in the Purchase Agreement) including, without limiting the generality of the foregoing, the contents of the Tenant Estoppels.

DATED as of the ■ day of June, 2006.

LANTERRA REALTY INC.
by
Name: Mark Mandelbaum
Title: President

Name: ■
Title: ■
I/We have authority to bind the Corporation.

SCHEDULE I

FORM OF DEPOSIT AUTHORIZATION

TO:                      DOMGROUP LTD.

AND TO:            DAVIES WARD PHILLIPS & VINEBERG LLP

Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings ascribed to them in the agreement of purchase and sale made June      , 2006 between Domgroup Ltd. as vendor and LANTERRA REALTY INC.as purchaser with respect to the Subject Assets referred to therein (the "Purchase Agreement").

You are hereby directed to invest the amount of $250,000.00 Initial Deposit and $750,000.00 Additional Deposit into a redeemable term deposit at the Canadian Imperial Bank of Commerce which comes due on the Due Diligence Date, which amount together with accrued interest is to be rolled over at maturity in an interest bearing account until the Closing Date, unless otherwise notified, with interest to be for the exclusive benefit of Purchaser and otherwise held and released in accordance with the terms of the Purchase Agreement.

DATED the ■ day of June, 2006.

LANTERRA REALTY INC.
by
Name: Mark Mandelbaum
Title: President

Name:
Title:
I/We have authority to bind the Corporation.

SCHEDULE J

ADDITIONAL TERMS OF VTB MORTGAGE

The VTB Mortgage shall contain, and be subject to, the following terms, conditions and privileges, namely:

1.                      It is acknowledged by the parties hereto that interest is to be paid quarterly.

2.                      It is acknowledged by the parties hereto that the payment of principal is due and payable on maturity.

3.                      The VTB Mortgage shall provide that if the Property (or any portion thereof) is sold, transferred or conveyed by the Purchaser, save for any conveyance of any portion of the Property  to the City of Toronto (or to any other Governmental Authority) required as part of the development process in respect of the Property, then at the Vendor's sole option, the outstanding principal sum secured thereunder, together with all interest accrued thereon, shall immediately become due and payable.

4.                      The Purchaser shall be entitled to prepay the whole or any part of the principal amount at any time or times on reasonable prior notice but without penalty provided however that the VTB Mortgage shall not be discharged until all obligations are satisfied thereunder.

5.                      Subject to complying with the terms of the Leases, the Purchaser shall be entitled to completely demolish the Buildings, and to excavate, grade and/or commence and complete construction and servicing operations thereon, provided that the Purchaser has obtained all requisite permits therefor at its sole cost and expense, all without same being deemed an act of waste under the VTB Mortgage, and without triggering any payments thereunder.  Prior to any such demolition, excavation, grading, servicing and/or construction work being commenced on the Property, the Purchaser shall provide the Vendor with a copy of the builder's all-risk insurance policy and comprehensive third party liability insurance policy, obtained by Purchaser at its sole cost and expense, noting the interests of the Vendor as first mortgagee/loss payee.

6.                      The Vendor shall execute and deliver, without any fee or charge whatsoever, any consents and acknowledgements required by the Purchaser in connection with the entering into of any site plan agreement, engineering agreement, condominium development agreement, or similar agreement with any of the Governmental Authorities and/or any public or private utilities, and the Vendor shall also consent to (and postpone the VTB Mortgage in favour of) any easements granted to any of the Governmental Authorities (and/or any utility authorities) for the installation of storm and sanitary sewers, gas, telephone, cable television, hydro-electric and water services and/or similar services (and in favour of any easements for access and egress purposes in favour of any lands adjacent to the Property  which do not materially impair the proper functioning of the Property), all without any payment whatsoever, provided however that the Vendor shall not be responsible for any financial obligations incurred in connection therewith, and provided further that the foregoing agreements and/or easements shall not materially prejudice or materially impair the Vendor's security hereunder.

7.                      The Vendor shall execute and deliver, without any fee or charge whatsoever, such partial discharges of the VTB Mortgage as may be required in connection with the giving of any road widenings, park dedications, or other land contribution(s) to any of the Governmental Authorities as part of the development process in respect of the Property, provided however that:

(a)	no more than fifteen (15%) percent of the total area of the Property is partially discharged pursuant to the provisions of this paragraph;

(b)	no such partial discharge(s) shall leave the remaining undischarged portion of the Property landlocked;

(c)	any such partial discharges shall comply with the part-lot control and subdivision control provisions of the Planning Act (Ontario), as amended; and

(d)
any monies received by the Purchaser from any of the Governmental Authorities in connection with the foregoing land dedications and/or partial discharges shall forthwith be remitted to the Vendor in reduction of the mortgage indebtedness secured hereunder.

8.                      The Purchaser warrants that no Hazardous Substances (as hereinafter defined) will be used, stored, processed, manufactured, handled or discharged in, on, under or from the mortgaged premises, except in accordance with the requirements of all environmental laws, and any such Hazardous Substances shall be disclosed to the Vendor in writing.  The term "Hazardous Substances" as used herein shall mean substances or conditions that are prohibited, controlled or otherwise regulated or are otherwise hazardous in fact, including without limitation, contaminants, pollutants, toxic, dangerous or hazardous substances or materials, wastes, urea formaldehyde foam type of insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls ("PCBs") or PCB contaminated fluids or equipment, explosives, radioactive substances, petroleum and associated products, underground storage tanks or surface impoundments.  The presence of Hazardous Substances within the any of the Buildings at any time after same has been substantially completed and ready for occupancy will be deemed a default under the VTB Mortgage.  The Purchaser shall be liable for, and shall indemnify and hold the Vendor harmless from and against any and all costs, expenses, damages or liabilities (including without limitation, reasonable solicitor's fees) directly or indirectly arising out of (or attributable to) non-compliance by the Purchaser with any environmental laws or the presence on, under or about the mortgaged premises of any Hazardous Substances, and all such amounts, if expended by the Vendor, shall be secured hereby and such indemnity shall survive the repayment of the mortgage indebtedness secured hereby (including any foreclosure or power of sale proceedings exercised under or pursuant to this VTB Mortgage, and/or any other exercise by the Vendor of any rights or remedies available to it against the Purchaser, and any other extinguishment of the obligations of the Purchaser hereunder).

9.                      In the event of a conflict or inconsistency between the provisions of the standard charge terms filed as No. 200033 and the provisions of this Schedule, then the provisions of this Schedule shall prevail and supersede in all events.

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1

ARTICLE 2
AGREEMENT OF PURCHASE AND SALE

2.1	Agreement of Purchase and Sale/Allocation of Purchase Price	7
2.2	Initial Deliveries by Vendor	7
3.3	Tenant Estoppels	7
2.4	Access to Property	7
2.5	Purchaser's Investigations	9
2.6	Confidentiality	10
2.7	Settlement of Documents	11
2.8	Subsequent Deliveries	12

ARTICLE 3
PURCHASE PRICE

3.1	Deposit	12
3.2	Method of Payment of Purchase Price	13
3.3	Adjustments	13
3.4	VTB Mortgage	18

ARTICLE 4
CONDITIONS

4.1	Conditions for Vendor	18
4.2	Conditions for Purchaser	19
4.3	Non-Satisfaction of Conditions	19
4.4	Efforts to Satisfy Conditions

ARTICLE 5
CLOSING DOCUMENTS

5.1	Closing Arrangements	20
5.2	Vendor’s Closing Deliveries	20
5.3	Purchaser's Closing Deliveries	21
5.4	Registration and Other Costs	22

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Vendor's Representations	23
6.2	Purchaser's Representations	23
6.3	Survival of Representations	24
6.4	"As-Is" Purchase	26
6.5	Bulk Sales Legislation	27
6.6	Third Party Claims	27

- i -

ARTICLE 7
OPERATION UNTIL CLOSING

7.1	Operation Before Closing	28
7.2	Damage Before Closing	28
7.3	Leasing and Contracts	29
7.4	Assignment of Contracts	30
7.5	Trade-Marks	31

ARTICLE 8
GENERAL

8.1	Gender and Number	31
8.2	Captions	31
8.3	Obligations as Covenants	31
8.4	Applicable Law	32
8.5	Currency	32
8.6	Invalidity	32
8.7	Amendment of Agreement	32
8.8	Time	32
8.9	Further Assurances	32
8.10	Entire Agreement	32
8.11	Waiver	33
8.12	Solicitors as Agents and Tender	33
8.13	Survival	33
8.14	Successors and Assigns	33
8.15	Assignment	33
8.16	Real Estate Commissions	34
8.17	Notice	34
8.18	Effect of Termination of Agreement	35
8.19	No Registration of Agreement	35
8.20	Planning Act	35
8.21	Counterparts	35

- ii -

SCHEDULES

Schedule A	Lands
Schedule B	List of Certain Permitted Encumbrances
Schedule C	Form of Assignment and Assumption of Contracts
Schedule D	Form of Assignment and Assumption of Leases
Schedule E	Form of Assignment and Assumption of Permitted Encumbrances
Schedule F	Form of Bill of Sale
Schedule G	Purchaser's Declaration and Indemnity Re: Goods and Services Tax
Schedule H	Form of Satisfaction Notice
Schedule I	Form of Deposit Authorization
Schedule J	Additional Terms of VTB Mortgage